

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2020

Diana Jajeh
Chief Accounting Officer
GameStop Corp.
625 Westport Parkway
Grapevine, Texas 76051

      Re: GameStop Corp.
             Form 10-K for the Fiscal Year Ended February 1, 2020
             Filed March 27, 2020
             Form 8-K Filed March 26, 2020
             File No. 1-32637

Dear Ms. Jajeh:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Trade & Services